EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended	Six Months Ended
(Dollars in Millions)			June 30, 2009	June 30, 2009
Earnings
1	.	Net income attributable to U.S. Bancorp	$471	$1,000
2	.	Applicable income taxes, including interest expense related to unrecognized tax positions	100	201

3	.	Income before income taxes (1 + 2)	$571	$1,201

4	.	Fixed charges:
		a. Interest expense excluding interest on deposits*	$472	$968
		b. Portion of rents representative of interest and amortization of debt expense	24	48

		c. Fixed charges excluding interest on deposits (4a + 4b)	496	1,016
		d. Interest on deposits	314	638

		e. Fixed charges including interest on deposits (4c + 4d)	$810	$1,654

5	.	Amortization of interest capitalized	$–	$–
6	.	Earnings excluding interest on deposits (3 + 4c + 5)	1,067	2,217
7	.	Earnings including interest on deposits (3 + 4e + 5)	1,381	2,855
8	.	Fixed charges excluding interest on deposits (4c)	496	1,016
9	.	Fixed charges including interest on deposits (4e)	810	1,654
Ratio of Earnings to Fixed Charges
10	.	Excluding interest on deposits (line 6/line 8)	2.15	2.18
11	.	Including interest on deposits (line 7/line 9)	1.70	1.73

*	Excludes interest expense related to unrecognized tax positions.

58	U.S. Bancorp